EXHIBIT 3.4

ARTICLES OF AMENDMENT TO
ARTICLES OF INCORPORATION OF SPORTS MEDIA ENTERTAINMENT CORP.

CERTIFICATE OF DESIGNATION, PREFERENCES, AND RIGHTS OF
SERIES B CONVERTIBLE PREFERRED STOCK

The undersigned Chief Executive Officer of SPORTS MEDIA ENTERTAINMENT CORP. (the “Corporation”), a company organized and existing under the laws of the State of Nevada, certifies that pursuant to the authority contained in the Corporation’s Articles of Incorporation, and in accordance with the provisions of the resolution creating a series of the class of the Corporation’s authorized Preferred Stock designated as Series B Convertible Preferred Stock:

FIRST:

The Articles of Incorporation of the Corporation authorizes the issuance of THREE HUNDRED million (300,000,000) shares of common stock, par value $0.001 per share (the “Common Stock”) and further, authorizes the Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the shares of Stock into one or more Series Bnd, without limiting the generality of the foregoing, to fix and determine the designation of each such share, and its preferences, conversion rights, cumulative, relative, participating, optional, or other rights, including voting rights, qualifications, limitations, or restrictions thereof.

SECOND:

At a meeting of the Board of Directors, held on December 19, 2014, the directors unanimously approved the designation of four million (4,000,000) shares of Preferred Stock as Series B Convertible Preferred Stock and authorized the issuance of the Series B Convertible Preferred Stock in consideration for $0.001 per share and certain services.  The designations, powers, preferences and rights, and the qualifications, limitations or restrictions hereof, in respect of the Series B Convertible Preferred Stock shall be as hereinafter described.

Accordingly, “Article 3” of the Articles of Incorporation of this Corporation is amended to include the following:

Series B Convertible Preferred Stock

1.

Designation and Number of Shares.  There shall be a series of Preferred Stock that shall be designated as “Series B Convertible Preferred Stock,” and the number of shares constituting such series shall be four million (4,000,000) shares.  The par value per share shall be $0.001 per share. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series B Convertible Preferred Stock to less than the number of shares then issued and outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Corporation.

2.

Ranking.  The Series B Convertible Preferred Stock shall rank on parity with the Corporation’s Common Stock and any class or series of capital stock of the Corporation hereafter created (the “Parity Securities”), in each case as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation.

3.

Liquidation.  Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (“Liquidation”), the holders of record of the shares of the Series B Convertible Preferred Stock shall be not entitled to receive assets and funds on parity with the Parity Securities.

4.

Dividends. None.

5.

Conversion Rights

(a)

Conversion.   The holders of Series B Convertible Preferred Stock shall, at any time, be able to convert 1 (one) share of the Series B Preferred Stock into one (1) shares of fully paid and non-assessable shares of Common Stock on a fully diluted basis at the time of conversion, as of the Conversion Date (as defined below). The conversion can only be made provided that at no time shall any shareholder own greater than 4.9% of the Issued and Outstanding shares of Common Stock of the Corporation. Conversion option on the Series will expire on January 1st 2017.

(a)

Mechanics of Conversion.

(i)

Before the holders of Series B Convertible Preferred Stock shall be entitled to convert the same into shares of Common Stock, the holder shall surrender the certificate or certificates therefore, duly endorsed, at the office of the Corporation or of any transfer agent for the Series B Convertible Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued.  The Corporation shall, within five business days, issue and deliver at such office to the holders of Series B Convertible Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid.  Conversion shall be deemed to have been effected on the date when delivery of notice of an election by all holders to convert and certificates for shares is made, and such date is referred to herein as the “Conversion Date.”

(ii)

All Common Stock, which may be issued upon conversion of the Series B Convertible Preferred Stock, will, upon issuance, be duly issued, fully paid and non-assessable and free from all taxes, liens, and charges with respect to the issuance thereof.

6.

Voting Rights.  The Shares of Series B Convertible Preferred Stock shall not have any voting rights unless converted into Common Shares.

7.

Redemption.  Neither the Corporation nor the holders of the Series B Convertible Preferred Stock shall have any right at any time to require the redemption of any of the shares of Series B Convertible Preferred Stock, except upon and by reason of any liquidation, dissolution or winding-up of the Corporation, as and to the extent herein provided.

8.

Reservation of Shares.  The Corporation shall at all times reserve and keep available and free of preemptive rights out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the Series B Convertible Preferred Stock pursuant to the terms hereof, such number of its shares of Common Stock (or other shares or other securities as may be required) as shall from time to time be sufficient to effect the conversion of all outstanding Series B Convertible Preferred Stock pursuant to the terms hereof.  If at any time the number of authorized but unissued shares of Common Stock (or such other shares or other securities) shall not be sufficient to affect the conversion of all then outstanding Series B Convertible Preferred Stock, the Corporation shall promptly take such action as may be necessary to increase its authorized but unissued Common Stock (or other shares or other securities) to such number of shares as shall be sufficient for such purpose.

9.

Miscellaneous.

(a)

The shares of the Series B Convertible Preferred Stock shall not have any preferences, voting powers or relative, participating, optional, preemptive or other special rights except as set forth above in this Resolution Designating Series B Convertible Preferred Stock and in the Articles of Incorporation of the Corporation.

(b)

The holders of the Series B Convertible Preferred Stock shall be entitled to receive all communications sent by the Corporation to the holders of the Common Stock.

The foregoing Amendment was adopted by the Board of Directors of the Corporation pursuant to the Nevada Corporation Law.  Therefore, the number of votes cast for the Amendment to the Corporation’s Articles of Incorporation was sufficient for approval.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to be executed by its duly authorized officer.

Effective January 19, 2014.

SPORTS MEDIA ENTERTAINMENT CORP.

By:	/s/ Timothy Hart
Name:	TIMOTHY HART
Its:	CFO, Interim CEO and a Director

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